

January 5, 2011

Mr. Mark Szporka
Chief Financial Officer
Welltek Incorporated
1030 North Orange Avenue
Suite 105
Orlando, Florida   32801

      Re: **Welltek Incorporated**
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Form 10-Q for the Quarterly Period Ended June 30, 2010
                File No. **333-157360**

Dear Mr. Szporka:

      We have reviewed your November 22, 2010 response to our September 17, 2010 letter and have the following comment. Please respond to this letter within ten business days by amending Form 10-Q for June 30, 2010 and March 31, 2010 or by advising us when you will provide the requested response.

<u>Form 10-Q June 30, 2010</u>

      As it appears from referring to your Form 10-Q for the nine months ended September 30, 2010 that amounts reported in Form 10-Q for June 30, 2010, and possibly March 31, 2010, have been revised. You should amend Forms 10-Q for June 30, 2010 and March 31, 2010 as necessary to report corrected amounts for those periods. Include the disclosure required by ASC 250-10-50 for error corrections.

      You may contact Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614 if you have any questions. In this regard, do not hesitate to contact me, at (202) 551-3679.

                        Sincerely,

                        Jim B. Rosenberg
                        Senior Assistant Chief Accountant